IGI LABORATORIES, INC.

105 Lincoln Avenue

Buena, New Jersey 08310

May 10, 2013

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention: Amy Reischauer

Re:

IGI Laboratories, Inc.

Registration Statement on Form S-3, as amended

Originally Filed March 12, 2013 File No. 333-187221

Dear Ms. Reischauer:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, IGI Laboratories, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3, as amended, be accelerated to Monday, May 13, 2013, at 04:00 p.m., EST, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be addressed to Merav Gershtenman, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 935-3000.

Very truly yours,

/s/ Jenniffer Collins
By: Jenniffer Collins
Title: Chief Financial Officer

cc:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Joel I. Papernik, Esq.